                                              Filed by Interactive Network, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Interactive Network, Inc.
                                                     Commission File No. 0-19579

FOR IMMEDIATE RELEASE

Interactive Network, Inc.                    Two Way TV (US), Inc.
180 Second Street, Suite B300                6300 Wilshire Boulevard, Suite 1750
Los Altos, CA  94022                         Los Angeles, CA  90048
Contact:  Bruce W. Bauer                     Contact: Robert J. Regan
(650) 947-3345                               (323) 852-6164
bwb@interactivenetwork.net                   rregan@twinentertainment.com
--------------------------                   ----------------------------


October 9, 2001 - Interactive Network, Inc. (OTCBB:INNN) and Two Way TV (US), Inc. (formerly named TWIN Entertainment, Inc.) announced today that on September 26, 2001, a Registration Statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") includes a proxy statement/prospectus jointly prepared by Interactive Network and Two Way TV (US).

The Registration Statement relates to the conversion of 43,019,277 shares of common stock of Interactive Network into 43,019,277 shares of common stock of Two Way TV (US) in a proposed merger transaction. In the merger, Interactive Network will be merged with Two Way TV (US), and Two Way TV (US) will be the surviving corporation. The shares that Two Way TV (US) is issuing in the merger are not being issued for cash but upon the conversion of shares of Interactive Network common stock. The offer of securities in the merger will be made and proxies will be solicited only by means of the joint proxy statement/prospectus.

Interactive Network helped pioneer and introduce interactive television technology. It was incorporated in California in 1986 and went public in 1991. Interactive Network offered one of the first fully operational interactive home television services with paying subscribers. Interactive Network owns certain patents and other intellectual property assets related to the interactive television market and other interactive technology. It concentrates its activities on exploiting its patent portfolio in a cost-effective way to licensees, joint ventures and strategic alliances.

Two Way TV (US) was formed in January 2000 as a joint venture between Interactive Network and Two Way TV Limited, a UK-based interactive television company. Two Way TV (US) was incorporated to develop and market Interactive Network's significant patent portfolio and Two Way TV Limited's content, production systems, operating platform and patents for digital interactive services. Two Way TV (US) dedicates it resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an interactive audience.

Completion of the merger is subject to the approval of Interactive Network's shareholders and the fulfillment of certain other terms and conditions, including finalizing certain material commercial arrangements with third parties, as well as the fulfillment of the necessary legal regulatory processes.

NOTE: A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

Interactive Network and Two Way TV (US) have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, the Form S-4 can be obtained free of charge from Two Way TV (US) at 6300 Wilshire Boulevard, Suite 1750, Los Angeles, CA 90048;
Attention: Robert J. Regan, Telephone (323) 852-6164. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.